MIDROOG

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. ("the Company") of the reference to our Baa3 rating (on local scale) for the Series C bonds issued by the Company and keeping the rating under review with negative implications, and of the unofficial translation of our Monitoring Report dated July 2015 with respect to the foregoing, included in this Current Report on Form 6-K.

Eran Heimer, CEO
Midroog Ltd.

Tel-Aviv, Israel,
July 7, 2015.